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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 32385 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___

MM/DD/YY         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Brown & Brown Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 Greenville Ave., Suite 990

(No. and Street)

Dallas         TX         75206-4026

(City)         (State)         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colon Brown         214-696-1768

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Krempein & Willingham, LLP

(Name – *if individual, state last, first, middle name*)

14902 Preston Rd., Suite 404, PMB 347   Dallas,    TX      75254

(Address)      (City)      (State)      (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Colon Brown__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brown & Brown Securities, Inc.__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Laurie Bubel
My Commission Expires
01/06/2013

__Signature__

__PRESIDENT__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BROWN & BROWN SECURITIES, INC.**

*Independent Auditors' Report
and Financial Statements*

December 31, 2008

# TABLE OF CONTENTS


# INDEPENDENT AUDITORS' REPORT

Brown & Brown Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Brown & Brown Securities, Inc. as of December 31, 2008, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown & Brown Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

*Krempein & Willingham, LLP*

January 22, 2009
Dallas, Texas

1

# BROWN & BROWN SECURITIES, INC.
## Statement of Financial Condition
### December 31, 2008

## ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 131,768 |
| Commissions receivable | | 17,052 |
| Securities | | 263,211 |
| **TOTAL CURRENT ASSETS** | $ | 412,031 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Accounts payable, related party | $ | 56,400 |
| Accounts payable | | 947 |
| **TOTAL CURRENT LIABILITIES** | | 57,347 |
| **SHAREHOLDER'S EQUITY** | | |
| Common stock (10,000 shares authorized, 1,000 shares issued and outstanding, $1.00 par value) | | 260 |
| Additional paid in capital | | 25,740 |
| Retained earnings | | 328,684 |
| **TOTAL SHAREHOLDER'S EQUITY** | | 354,684 |
| | $ | 412,031 |

*The accompanying notes are an integral part*
*of these financial statements.*

## BROWN & BROWN SECURITIES, INC.
### Statement of Income
### For the Year Ended December 31, 2008

| | |
|---|---:|
| **INCOME** | |
| Commissions | $ 394,915 |
| | |
| **OPERATING EXPENSES** | |
| Administrative expenses | 400,800 |
| Bonding expense | 1,464 |
| Commissions, clearing | 7,550 |
| Commissions expense | 620 |
| Error account expense | 4,030 |
| Licenses and permits | 1,070 |
| Miscellaneous | 7 |
| Postage | 5 |
| Professional fees | 3,775 |
| Regulatory fees | 4,090 |
| Safe deposit fee | 58 |
| SIPC assessment fee | 150 |
| Taxes | 1,184 |
| TOTAL OPERATING EXPENSES | 424,803 |
| | |
| **OPERATING LOSS** | (29,888) |
| | |
| **OTHER INCOME** | |
| Interest and dividend income | 29,121 |
| Loss on sale of investments | (4,277) |
| Unrealized gain on investments | 2,483 |
| TOTAL OTHER INCOME | 27,327 |
| | |
| **NET LOSS** | $ (2,561) |

*The accompanying notes are an integral part
of these financial statements.*

**BROWN & BROWN SECURITIES, INC.**
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2008

| | Number Of Shares | Common Stock | Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| BALANCE, December 31, 2007 | 26,000 | $ 260 | $ 25,740 | $ 331,245 | $ 357,245 |
| Net Loss | - | - | - | (2,561) | (2,561) |
| BALANCE, December 31, 2008 | 26,000 | $ 260 | $ 25,740 | $ 328,684 | $ 354,684 |

*The accompanying notes are an integral part of these financial statements.*

4

## BROWN & BROWN SECURITIES, INC.
### Statements of Changes in Liabilities
### Subordinated to Claims of General Creditors
### For the Year Ended December 31, 2008

| | | |
|---|---|---|
| BALANCE, beginning | $ | - |
| Increases | | - |
| Decreases | | - |
| BALANCE, ending | $ | - |

*The accompanying notes are an integral part*
*of these financial statements.*

## BROWN & BROWN SECURITIES, INC.
Statements of Cash Flows
For the Year Ended December 31, 2008

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (2,561) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Loss on sale of investments | | 4,277 |
| Unrealized gain on investments | | (2,483) |
| Changes in assets and liabilities | | |
| Decrease in commission receivable | | 4,348 |
| Decrease in accounts payable, related party | | (9,400) |
| Increase in accounts payable, other | | 947 |
| Net cash flows used in operating activities | | (4,872) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of securities | | (525,731) |
| Proceeds from sale of securities | | 260,726 |
| Net cash flows used in investing activities | | (265,005) |
| | | |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (269,877) |
| CASH AND CASH EQUIVALENTS, beginning | | 401,645 |
| CASH AND CASH EQUIVALENTS, ending | $ | 131,768 |

*The accompanying notes are an integral part
of these financial statements.*

6

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Line of Business

Brown & Brown Securities, Inc. (the Company) was incorporated in Texas on June 15, 1984. The Company provides brokerage services and sells investments on a commission basis.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Federal Income Taxes

The Company has elected to be taxed as an "S" Corporation whereby all income is taxed directly to the shareholder. Therefore, the Company doest not provide for federal income taxes.

### Commissions Income

Commissions are recognized as income on a trade date basis.

### Commission Receivable

Commissions earned within four days before the last day of the month are paid in the month earned. Trades completed in the last three days of the month are processed in the subsequent month. Commissions on these trades are accrued and are generally received within 30 days of month end..

### Reserve for Doubtful Accounts

The Company's policy is to expense fees receivable of doubtful collectibility, therefore, no reserve is provided.

*(Continued)*

7

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

### Securities and Cash Equivalents

The Company has investments in a taxable bond fund and a money market fund, which are held as short-term assets. At December 31, 2008, these holdings were valued at approximately $263,211 and $104,260, respectively. The bond fund portfolio holds bonds with dollar-weighted average maturities of between three to five years. The money market fund is insured by FDIC insurance up to $250,000 through December 31, 2009. The Company considers the money market fund and all other time deposits with a maturity of 120 days or less to be cash equivalents. The investments are accounted for at fair market value as determined by independent published sources. At December 31, 2008, cash and cash equivalents consist of:

| | |
|---|---|
| Cash | $ 2,500 |
| Clearing account | 25,008 |
| Money Market fund | 104,260 |
| | $131,768 |

## NOTE B - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $50,000, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $334,174 at December 31, 2008.

## NOTE C – RELATED PARTIES

The President of the Company owns 100 percent of the stock of Brown & Brown Financial Services, Inc. (Financial). The Company and Financial share office space and all operating expenses are paid by Financial. During 1993, the Company entered into a formal agreement with Financial whereby the Company will reimburse Financial for various administrative expenses. The agreement provides for reimbursement of expenses up to an equivalent of 90 percent of the Company's monthly gross profit, unless the reimbursement would leave the Company without sufficient cash to meet its obligations or would cause a violation of net capital rules. The Company is billed on a monthly basis for its share of expenses, which totaled $400,800 for the year ended December 31, 2008. At December 31, 2008, the Company owed Financial $56,400 for its share of December operating expenses and for amounts advance to the Company.

SUPPLEMENTAL INFORMATION

# BROWN & BROWN SECURITIES, INC.
## Computation of Net Capital
### December 31, 2008

| | |
|---|---:|
| TOTAL SHAREHOLDER'S EQUITY | $ 354,684 |
| ADD LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | - |
| TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES | 354,684 |
| DEDUCTIONS Non-allowable assets | - |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 354,684 |
| HAIRCUTS ON SECURITIES | 20,510 |
| NET CAPITAL | $ 334,174 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of December 31, 2008)

| | |
|---|---:|
| NET CAPITAL As reported in Company's Part II (unaudited) focus report | $ 334,174 |
| ADJUSTMENTS, rounding | - |
| NET CAPITAL | $ 334,174 |

**Computation for determination of reserve requirement under Rule 15c3-3**

The Company operates under the exdemptive provisions of paragraph K.(2) (ii) of SEC Rule 15c3-3.

**Information relating to the possession or control requirement under Rule 15c3-3**

The Company has complied with the exemptive requirement of Rule 15c3-3 and did not maintain possession or control of any customer's funds or securities as of December 31, 2008

*The accompanying notes are an integral part of these financial statements.*

**BROWN & BROWN SECURITIES, INC.**
Computation of Basic Net Capital Requirement
December 31, 2008

| | |
|---|---|
| MINIMUM NET CAPITAL REQUIRED | $ 3,823 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER | $ 50,000 |
| NET CAPITAL REQUIREMENT | $ 50,000 |
| EXCESS NET CAPITAL | $ 284,174 |
| EXCESS NET CAPITAL AT 1000% | $ 328,439 |

*The accompanying notes are an integral part
of these financial statements.*

11

**BROWN & BROWN SECURITIES, INC.**
Computation of Aggregate Indebtedness
December 31, 2008

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES
FROM STATEMENT OF FINANCIAL CONDITION $ 57,347

ADD
Drafts for immediate credit -
Market value of securities borrowed for which
no equivalent value is paid or credited -
Other unrecorded amounts -

TOTAL AGGREGATE INDEBTEDNESS $ 57,347

PERCENTAGE OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL 17%

PERCENTAGE OF DEBT TO DEBT EQUITY TOTAL
COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d) N/A

*The accompanying notes are an integral part
of these financial statements.*

12

NON-ALLOWABLE ASSETS
(Included in Part II of Form X-17a-5 as of
December 31, 2008)                                          $          -


ROUNDING                                                                -

NON-ALLOWABLE ASSETS
(Included in Company's audited financial statements)        $          -

*The accompanying notes are an integral part
of these financial statements.*

13

## INDEPENDENT AUDITORS' REPORT ON INTERNAL
## ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Brown & Brown Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Brown & Brown Securities, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

*(Continued)*
14

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



January 22, 2009
Dallas, Texas

*END*